Katie Kazem +1 703 456-8043 kkazem@cooley.com	VIA EDGAR
August 10, 2023
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Eric Atallah Lyn Dicker

Re: Valneva SE
Form 20-F for the fiscal year ended December 31, 2022
Filed March 30, 2023
File number 001-40377
Ladies and Gentlemen:
This letter is submitted on behalf of Valneva SE (the “Company”) in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022, filed on March 30, 2023 (the “20-F”), as set forth in the Staff’s letter dated August 3, 2023 (the “Comment Letter”). The Company is concurrently filing its Amendment No. 1 to the 20-F to address the Staff’s comment in the Comment Letter.
For the Staff’s convenience, we have incorporated your comment into this response letter in italics.
Form 20-F filed March 30, 2023
Exhibits 12.1 and 12.2, page 182
1.We note the certifications provided in Exhibits 12.1 and 12.2 do not include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting after the end of the transition period that allows these omissions. Please file an amendment that is limited to the cover page, explanatory note, signature page, and paragraphs 1, 2, 4 and 5 of the certifications. Refer to Instruction 12 to the Form 20-F Exhibits and Question 246.13 of the Compliance and Disclosure Interpretations of Regulation S-K.

Response:
The Company respectfully advises the Staff that it has filed an Amendment No. 1 to the 20-F to include in the officer certifications provided in Exhibits 12.1 and 12.2 paragraph 4(b) and the reference to internal control over financial reporting in the introductory language of paragraph 4.
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Please contact me at (703) 456-8043 or Marc Recht at (617) 937-2316 or with any questions or further comments regarding the enclosed matters or our response to the Staff’s comment.
Sincerely,

/s/ Katie Kazem
Katie Kazem

cc:     Thomas Lingelbach, Valneva SE
Marc Recht, Cooley LLP

David Boles, Cooley LLP